CUSIP NO. 21872P501               Schedule 13D                     Page 1 of 17



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                          (AMENDMENT NO. _________)(1)

                                 Corgentech Inc.
                                (Name of issuer)

                         Common Stock, par value $0.001
                         (Title of class of securities)

                                    21872P501
                                 (CUSIP number)

                 Janet L. Hennessy, Vice President 617-951-9447
        C/o Advent International Corporation, 75 State Street, 29th Floor
                                Boston, MA 02109
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 15, 2005
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:.[ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 17 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment

CUSIP NO. 21872P501               Schedule 13D                     Page 2 of 17




     containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 21872P501               Schedule 13D                     Page 3 of 17




--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent International Corporation

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds

     WC

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             1,112,286
        NUMBER OF       --------------------------------------------------------
          SHARES        8    SHARED VOTING POWER
       BENEFICIALLY          None
         OWNED BY       --------------------------------------------------------
           EACH         9    SOLE DISPOSITIVE POWER
     REPORTING PERSON        1,112,286
           WITH         --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,112,286

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.52%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO, IA

--------------------------------------------------------------------------------

CUSIP NO. 21872P501               Schedule 13D                     Page 4 of 17



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent International LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds

     WC

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             1,095,603
        NUMBER OF       --------------------------------------------------------
          SHARES        8    SHARED VOTING POWER
       BENEFICIALLY          None
         OWNED BY       --------------------------------------------------------
           EACH         9    SOLE DISPOSITIVE POWER
     REPORTING PERSON        1,095,603
           WITH         --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,095,603

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.44%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO

--------------------------------------------------------------------------------

CUSIP NO. 21872P501               Schedule 13D                     Page 5 of 17


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     AHLS III GP Limited Partnership

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds

     WC

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             1,095,603
        NUMBER OF       --------------------------------------------------------
          SHARES        8    SHARED VOTING POWER
       BENEFICIALLY          None
         OWNED BY       --------------------------------------------------------
           EACH         9    SOLE DISPOSITIVE POWER
     REPORTING PERSON        1,095,603
           WITH         --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,095,603

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.44%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------

CUSIP NO. 21872P501               Schedule 13D                     Page 6 of 17


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent Healthcare and Life Sciences III Limited Partnership

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds

     WC

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             381,038
        NUMBER OF       --------------------------------------------------------
          SHARES        8    SHARED VOTING POWER
       BENEFICIALLY          None
         OWNED BY       --------------------------------------------------------
           EACH         9    SOLE DISPOSITIVE POWER
     REPORTING PERSON        381,038
           WITH         --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     381,038

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.89%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------

CUSIP NO. 21872P501               Schedule 13D                     Page 7 of 17


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent Healthcare and Life Sciences III-A Limited Partnership

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds

     WC

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             714,565
        NUMBER OF       --------------------------------------------------------
          SHARES        8    SHARED VOTING POWER
       BENEFICIALLY          None
         OWNED BY       --------------------------------------------------------
           EACH         9    SOLE DISPOSITIVE POWER
     REPORTING PERSON        714,565
           WITH         --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     714,565

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.55%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------

CUSIP NO. 21872P501               Schedule 13D                     Page 8 of 17


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent Partners Limited Partnership

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds

     WC

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             3,177
        NUMBER OF       --------------------------------------------------------
          SHARES        8    SHARED VOTING POWER
       BENEFICIALLY          None
         OWNED BY       --------------------------------------------------------
           EACH         9    SOLE DISPOSITIVE POWER
     REPORTING PERSON        3,177
           WITH         --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,177

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.02%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------

CUSIP NO. 21872P501               Schedule 13D                     Page 9 of 17


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent Partners HLS III Limited Partnership

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds

     WC

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             13,506
        NUMBER OF       --------------------------------------------------------
          SHARES        8    SHARED VOTING POWER
       BENEFICIALLY          None
         OWNED BY       --------------------------------------------------------
           EACH         9    SOLE DISPOSITIVE POWER
     REPORTING PERSON        13,506
           WITH         --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,506

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.06%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------

CUSIP NO. 21872P501               Schedule 13D                    Page 10 of 17


This Schedule is being filed by the Reporting Persons (as defined in item 2 below) and relates to an Agreement and Plan of Merger among Corgentech Inc., Element Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Corgentech ("Acquisition Sub"), AlgoRx Pharmaceuticals, Inc., a Delaware corporation ("AlgoRx"), and Joseph Marr, as representative for the AlgoRx stockholders, dated as of September 23, 2005 (the "Merger Agreement") pursuant to which on December 15, 2005 Acquisition Sub merged with and into AlgoRx and AlgoRx became a wholly-owned subsidiary of Corgentech (the "Merger"). Each share of AlgoRx capital stock was converted into the right to receive shares of common stock of Corgentech.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $0.001, of Corgentech Inc. ("Corgentech"). The principal executive offices of Corgentech are located at 650 Gateway Boulevard, South San Francisco, California 94080.

Item 2. Identity and Background

(a) (b) (c) (f) This statement is being filed by the following entities:

(1) Advent International Corporation, a Delaware corporation;

(2) Advent International LLC, a Massachusetts LLC;

(3) AHLS III GP Limited Partnership, a Massachusetts limited partnership;

(4) Advent Healthcare and Life Sciences III Limited Partnership, a Delaware limited partnership;

(5) Advent Healthcare and Life Sciences III-A Limited Partnership, a Delaware limited partnership;

(6) Advent Partners II Limited Partnership, a Delaware limited partnership;

(7) Advent Partners HLS III Limited Partnership, a Delaware limited partnership;

The entities listed in subparagraphs (1) through (7) above are herein collectively referred to as the "Reporting Persons" and individually as a "Reporting Person."

CUSIP NO. 21872P501               Schedule 13D                    Page 11 of 17


Advent International Corporation ("Advent") is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

Advent is the General Partner of Advent Partners II Limited Partnership and Advent Partners HLS III Limited Partnership. Advent is the Manager of Advent International LLC. Advent International LLC is the General Partner of AHLS III GP Limited Partnership, which in turn, is the General Partner of Advent Healthcare and Life Sciences III Limited Partnership and Advent Healthcare and Life Sciences III-A Limited Partnership. The principal business address of each Reporting Person is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

The principal business of Advent is to operate as an investment advisory firm and to make private equity investments. The principal business of each Reporting Person other than Advent and Advent International LLC is to provide risk capital for, and make investments in the securities of, privately held and other businesses.

(d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons previously purchased 11,814,345 shares of AlgoRx capital stock from AlgoRx prior to the effectiveness of the Merger on December 15, 2005 (the "Previously Purchased AlgoRx Shares"). The source of the funds for the Previously Purchased AlgoRx Shares was the working capital of the Reporting Persons.

Pursuant to the Merger Agreement, on December 15, 2005 Acquisition Sub merged with and into AlgoRx and AlgoRx became a wholly-owned subsidiary of Corgentech. Each share of AlgoRx capital stock, including the Previously Purchased AlgoRx shares, was converted into the right to receive shares of common stock of Corgentech.

Item 4. Purpose of Transaction.

     (a) - (j) The Merger Agreement provided for the acquisition by Corgentech of all of the outstanding capital stock of AlgoRx through a merger of Acquisition Sub with and into AlgoRx, as a result of which AlgoRx became a wholly-owned subsidiary of Corgentech. On the

CUSIP NO. 21872P501               Schedule 13D                    Page 12 of 17


effective date of the merger, December 15, 2005, Corgentech effected a 1-for-4 reverse stock-split. Under the rules and regulations of The NASDAQ Stock Market Inc., the acquisition of AlgoRx by Corgentech was deemed to be a "reverse" merger. Therefore, Corgentech's common stock, symbol "CGTK," was delisted from the NASDAQ National Market. Corgentech's common stock was relisted on the NASDAQ National Market prior to the open of market on December 16, 2005 under the symbol "CGTKD" and will trade under such symbol for 20 days, after which it will return to the symbol "CGTK". The shares acquired by InterWest Partners VIII, LP and related entities in the Merger were acquired solely for investment purposes.

          Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of Corgentech or its subsidiaries, or other transactions which might have the effect of causing Corgentech's common stock to cease to be listed on the NASDAQ National Market or causing the common stock to become eligible for termination of registration under section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of Corgentech from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

     The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated by reference in this Schedule 13D -- see Exhibit 2.1.

CUSIP NO. 21872P501               Schedule 13D                    Page 13 of 17


Item 5. Interest in Securities of the Issuer.

     (a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement (based upon 20,139,091 shares of Common Stock outstanding as December 16, 2005). The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

                                                     Number of Shares
                                             --------------------------------    Percentage
                                                           Under                 of Shares
Reporting Person                               Common    Warrants     Total     Outstanding
----------------                             ---------   --------   ---------   -----------
Advent International Corporation (1)(2)(3)   1,112,286       0      1,112,286      5.52%
Advent International LLC (1)(2)              1,095,603       0      1,095,603      5.44%
AHLS III GP Limited Partnership (1) (2)      1,095,603       0      1,095,603      5.44%
Advent Healthcare and Life Sciences III
   Limited Partnership (1) (2)                 381,038       0        381,038      1.89%
Advent Healthcare and Life Sciences III-A
   Limited Partnership (1) (2)                 714,565                714,565      3.55%
Advent Partners II Limited Partnership (3)       3,177       0          3,177      0.02%
Advent Partners HLS III Limited
   Partnership (3)                              13,506       0         13,506      0.06%

(1) Advent is the General Partner of the indicated Reporting Persons, and the beneficial ownership of Advent in such Reporting Persons derives from such relationship.

(2) Advent is the Manager of Advent International LLC, which in turn is the General Partner of the indicated Reporting Persons. The beneficial ownership of Advent and Advent International LLC Partnership in such Reporting Persons derive from such relationships.

(3) AIC is the General Partner of the indicated Reporting Person. As such, AIC has the power to vote and dispose of the securities of Advent Partners II Limited Partnership and Advent Partners HLS III Limited Partnership. The beneficial ownership of AIC derives from such power.

(c) Other than the acquisition of the Securities, none of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days.

CUSIP NO. 21872P501               Schedule 13D                    Page 14 of 17


(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain of AlgoRx's directors, executive officers and stockholders, including the Reporting Persons, have entered into lock-up agreements pursuant to which they agreed, as AlgoRx stockholders or designated beneficiaries under the AlgoRx 2005 Retention Bonus Plan entitled to receive shares of Corgentech common stock pursuant to the Merger, not to sell, transfer, hedge or perform similar transactions with respect to Corgentech's common stock beneficially owned by them for 90 days following the consummation of the Merger, except in limited circumstances (the "AlgoRx Lock-up Agreements").

Pursuant to the Merger Agreement, Corgentech entered into an Escrow Agreement with Mellon Investor Services and Joseph Marr, as representative of the AlgoRx stockholders, on December 15, 2005 (the "Escrow Agreement"), pursuant to which, at the effective time of the Merger, approximately 5% of the aggregate number of shares of Corgentech common stock issued pursuant to the Merger Agreement was placed in an escrow account. The shares were placed in the escrow account to satisfy the indemnification obligations of the AlgoRx stockholders and the designated beneficiaries of the AlgoRx 2005 Retention Bonus Plan (the "Escrow Accountholders") pursuant to the Merger Agreement. The Escrow Accountholders will have voting rights with respect to their shares of Corgentech common stock held in escrow and the exchange agent will distribute any cash dividends or other distributions to such Escrow Accountholders. Except in certain circumstances, six months after the effective time of the merger, when the representations and warranties in the merger agreement have terminated, the exchange agent will follow the procedures in the Merger Agreement and Escrow Agreement to release the shares in the escrow account, unless Corgentech has delivered a claim for indemnification.

The shares in Item 5(a) and 5(b) above include the proportionate interest of each entity in escrow shares deposited with the escrow agent according to the Escrow Agreement.

The description contained in this Item 6 of the transactions contemplated by the AlgoRx Lock-up Agreements and the Escrow Agreement is qualified in its entirety by reference to the full text of the form of AlgoRx Lock-up Agreement and the Escrow Agreement, copies of which are incorporated by reference in this Schedule 13D -- see Exhibit 2.2 and 2.3.

CUSIP NO. 21872P501               Schedule 13D                    Page 15 of 17


Other than as described in this Schedule 13D (including pursuant to the Merger Agreement, AlgoRx Lock-up Agreements and the Escrow Agreement) the Reporting Persons are not parties to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Corgentech, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

This Amendment hereby amends and supplements the Exhibits listed in Item 7 of the Schedule 13D by adding the following thereto:

Exhibit No.   Description
-----------   -----------
2.1 (1)       Agreement of Merger, dated as of September 23, 2005, by and among
              Corgentech Inc., Element Acquisition Corp., a wholly-owned subsidiary of Corgentech Inc., AlgoRx Pharmaceuticals, Inc. and
              Joseph Marr.

2.2 Form of AlgoRx Lock-up Agreement dated as of September 23, 2005, executed by each of Ronald Burch, Jeffrey Rona, Charles Cohen,
              Carter Eckert, Arnold Oronsky, Michael Powell and entities affiliated with each of InterWest Partners VIII, Sofinnova
              Ventures and Advent Partners.

2.3 Escrow Agreement, dated as of December 15, 2005, by and among Corgentech Inc., Mellon Investor Services and Joseph Marr.

(1) Filed as Exhibit 2.1 to Corgentech Inc.'s Registration Statement Form S-4, as amended (333-1291777), originally filed with the Commission on October 21, 2005, and incorporated by reference herein.

CUSIP NO. 21872P501               Schedule 13D                    Page 16 of 17


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2005

Advent Healthcare and Life Sciences III Limited Partnership
Advent Healthcare and Life Sciences III-A Limited Partnership

By: AHLS III GP Limited Partnership, General Partner

By: Advent International LLC, General Partner

By: Advent International Corporation, Manager

By: Janet L. Hennessy, Vice President*

Advent Partners II Limited Partnership
Advent Partners HLS III Limited Partnership

By: Advent International Corporation,
    General Partner

By: Janet L. Hennessy, Vice President*

Advent International Corporation

By: Janet L. Hennessy, Vice President*

*    For all of the above:

Janet L. Hennessy, Vice President


-------------------------------------

CUSIP NO. 21872P501               Schedule 13D                    Page 17 of 17


                                   SCHEDULE A

          The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109. All of the persons listed below are United States citizens.

                          Position with              Principal
                       Advent International          Occupation
Name                       Corporation             (if different)
----                 -----------------------   ---------------------
Peter A. Brooke              Chairman

Thomas H. Lauer       Senior Vice President
                     Chief Financial Officer
                       Assistant Secretary
                       Executive Officers'
                         Committee Member

Ernest G. Bachrach     Executive Officers'
                         Committee Member

David M. Mussafer      Executive Officers'
                         Committee Member

William C. Schmidt     Executive Officers'
                         Committee Member

John B. Singer         Executive Officers'
                         Committee Member

Steven M. Tadler       Executive Officers'
                         Committee Member

Janet L. Hennessy         Vice President
                       Assistant Secretary

Douglas R. Brown             Director

John F. Brooke               Director            General Partner of
                                               Brooke Private Equity

Mark Hoffman                 Director               Chairman of
                                                 Cambridge Research
                                                       Group

Frank Savage                 Director              President and
                                                  Chief Executive
                                                     Officer of
                                                Savage Holdings LLC

David W. Watson             Secretary                 Attorney